

February 7, 2012

Via E-mail
Jim Katsanevas
Chief Executive Officer
Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, Utah 84115

   Re: **Crown Auto Holdings, Inc.**
     Amendment No. 5 to Registration Statement on Form S-1
     Filed January 18, 2012
     File No. 333-171624

Dear Mr. Katsanevas:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations for the Three Months Ended September 30, 2011 and 2010, page 32

1. We note that in the sixth paragraph on page 33 you compare net income of $28,310 for the nine months ended September 30, 2011 to pro forma net income of $192,731 for the nine months ended September 30, 2010. However, per your revised financial statements on page F-2, pro forma net income for the nine months ended September 30, 2010 is $182,955. Please revise so that the amounts discussed within your results of operations agree to the amounts presented on the face of your statements of operations.

Results of Operations for the Nine Months Ended September 30, 2011 and 2010, page 33

2. We also note that in the fifth paragraph on page 33 you discuss bad debt expense of $0 for the nine months ended September 30, 2010. However, your revised statements of operations for the nine months ended September 30, 2010 on page F-2 reflect bad debt expense of $9,776. As previously requested, please revise either the amounts included your financial statements or the amounts included in Management's Discussion and Analysis, as appropriate, so that the amounts being discussed agree with the amounts included in your financial statements.

Executive Compensation, page 37

3. Please update your executive compensation disclosure through the end of your most recent fiscal year. See Question 117.05 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation's located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Ryan Alexander, Esq.